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As filed with the Securities and Exchange Commission on November 10, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Bogen Communications International, Inc.
(Name of Subject Company (Issuer))

Bogen Communications International, Inc. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

097189-10-4
(CUSIP Number of Class of Securities)

Jonathan Guss
Bogen Communications International, Inc.
50 Spring St.
Ramsey, New Jersey 07446
(201) 934-8500
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Michael J. Bohnen, Esq.
Nutter McClennen & Fish LLP
155 Seaport Boulevard
Boston, Massachusetts 02210
(617) 439-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$10,000,000	$809
*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,000,000 shares of common stock, par value $.001 per share, at the tender offer price of $5 per share in cash.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO relates to the tender offer by Bogen Communications International, Inc., a Delaware corporation, to purchase 2,000,000 shares of its common stock, par value $.001 per share, or such fewer number of shares as are properly tendered and not properly withdrawn. Bogen is offering to purchase these shares at a price of $5.00 per share, net to the seller in cash, without interest. Bogen's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2003, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

        This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) and Rule 13e-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to Items 1 through 11 and Item 13 of this Tender Offer Statement on Schedule TO.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated November 10, 2003
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 10, 2003
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 10, 2003
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification on Substitute Form W-9
(a)(2)	Not applicable
(a)(3)	Contained in Exhibit (a)(1)(A)
(a)(4)	Not applicable
(a)(5)(A)	Letter to Shareholders from the President and Chief Executive Officer, dated November 10, 2003
(a)(5)(B)	Press Release dated November 10, 2003 announcing commencement of Tender Offer
(a)(5)(C)	Press Release dated November 10, 2003 announcing earnings for the three and nine months ended September 30, 2003
(b)(1)	Commitment letter dated October 27, 2003 between KeyBank National Association and Bogen Communications International, Inc.

ii

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JONATHAN GUSS Jonathan Guss President and Chief Executive Officer
Date: November 10, 2003

iii

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 10, 2003
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 10, 2003
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 10, 2003
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification on Substitute Form W-9
(a)(2)	Not applicable
(a)(3)	Contained in Exhibit (a)(1)(A)
(a)(4)	Not applicable
(a)(5)(A)	Letter to Shareholders from the President and Chief Executive Officer, dated November 10, 2003
(a)(5)(B)	Press Release dated November 10, 2003 announcing commencement of Tender Offer
(a)(5)(C)	Press Release dated November 10, 2003 announcing earnings for three and nine months ended September 30, 2003
(b)(1)	Commitment letter dated October 27, 2003 between KeyBank National Association and Bogen Communications International, Inc.

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SIGNATURE
EXHIBIT INDEX